Exhibit 12

BOYKIN LODGING COMPANY
COMPUTATION OF RATIOS
OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(amounts in thousands, except for ratio amounts)

	Year Ended December 31,

	2002	2001	2000	1999	1998

Earnings:

Income from continuing operations before adjustment for minority interest in consolidated subsidiaries of income (loss) from equity investees:	$1,180	$(33,025)	$9,267	$19,724	$22,201

Plus: Fixed charges	22,837	23,513	25,970	21,793	14,804

Plus: Distributed income of equity investees	148	1,380	405	—	—

Less: Minority interest income (expense) in subsidiaries that	(133)	193	(534)	(399)	(461)

have not incurred fixed charges

Earnings:	$24,032	$(7,939)	$35,348	$41,118	$36,544

Fixed charges:

Interest expense	$20,011	$21,916	$24,291	$20,610	$13,905

Amortization of deferred financing costs	2,182	1,205	1,242	798	593

Estimated interest element of rental expense	644	392	437	385	306

Fixed charges:	$22,837	$23,513	$25,970	$21,793	$14,804

Dividends on preferred stock	1,109	—	—	—	—

Fixed charges and preferred stock dividends:	$23,946	$23,513	$25,970	$21,793	$14,804

Ratio of earnings to fixed charges and preferred stock dividends	1.0	(0.3)	1.4	1.9	2.5